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                                                                  EXHIBIT (c)(8)
September 1, 1999



Effective Management Systems, Inc.
12000 West Park Place
Milwaukee, WI  53224

Re: Agreement and Plan of Merger, dated September 1, 1999, by and among IFS Americas, Inc., IFS Acquisition, Inc. and Effective Management Systems, Inc. (the "Merger Agreement")

Gentlemen:

As consideration for Effective Management Systems, Inc. entering into the Merger Agreement, we hereby agree to transfer to our affiliates, IFS Americas, Inc. and IFS Acquisition, Inc., the funds necessary to complete on a timely basis the transactions contemplated by the Merger Agreement. We understand that Effective Management Systems, Inc. intends to rely on this agreement and that the foregoing is binding upon us and will be enforceable by Effective Management Systems, Inc.

Very truly yours,

Industrial and Financial Systems, IFS AB


By:      /s/               Bengt Nilsson
         -------------------------------
         CEO